Exhibit 21

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
MapInfo Australia Pty. Limited	Australia
MapInfo Canada Inc.	Canada
MapInfo GmbH	Germany
MapInfo Limited	United Kingdom
MapInfo UK Limited	United Kingdom
MapInfo Realty LLC	New York
MapInfo Business Applications Limited	United Kingdom
MapInfo Scotland Limited	United Kingdom